Exhibit 99.3

RECENT DEVELOPMENTS

References herein to “Tiendas 3B,” the “Company,” “we,” “our,” “us” and similar terms are to BBB Foods Inc., together with its consolidated subsidiaries.

Shareholders Meeting and Board Elections

On April 29, 2026, we held our Annual General Meeting of Shareholders, where K. Anthony Hatoum and Juan Pablo Cappello were re-elected as Class II directors of the Company. Our shareholders also elected Halil Erdogmus as a Class II director of the Company for the first time, in place of Alexis Meffre, who elected not to stand for re-election. We are thankful to Mr. Meffre for his service on our board during a transformational time for our Company.

Proceedings Against Payment Terminal Provider

As disclosed in our 4Q25 results, we recognized a one-time write-off of an account receivable relating to the termination of our payment terminal provider. We continue to pursue legal proceedings against the provider. These proceedings are subject to the general risks of litigation described in our annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on April 2, 2026, including, among others, costs, counter legal actions, diversion of management time, adverse publicity or damage to our reputation and brand image, even if such actions are unfounded. Legal proceedings in Mexican courts may be protracted and success on the merits is not assured.

Other Recent Developments

In May 2026, Andrea Castelli assumed the role of Director of Information Technology at the Company following Pablo Grattarola's departure. We believe Mr. Castelli's experience and insight will be instrumental as we continue to scale.

Non-IFRS Financial Measures and Key Operating Metrics

Non-IFRS Financial Measures

For the convenience of investors, we present certain non-IFRS financial measures, which are not recognized under IFRS. A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure.

Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. These non-IFRS financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. The non-IFRS measures presented herein have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of non-IFRS measures may be different from the calculations used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

	As of and for the three months ended March 31, 2026			As of and for the year ended December 31,
			2025		2024		2023
	(thousands of Ps. unless indicated otherwise)
Net (loss) profit for the period (Ps. thousands)	Ps.	(558,259)	Ps.	(2,839,571)	Ps.	334,422	Ps.	(306,153)
EBITDA (Ps. thousands)	Ps.	554,199	Ps.	1,223,914	Ps.	2,847,108	Ps.	1,882,958
Adjusted EBITDA (Ps. thousands)	Ps.	1,275,704	Ps.	4,384,287	Ps.	3,370,251	Ps.	2,267,524
Net (loss) profit for the period (US$ thousands)(1)	US$	(30,900)	US$	(157,172)	US$	18,510	US$	(16,946)
EBITDA (US$ thousands)(1)	US$	30,675	US$	67,744	US$	157,589	US$	104,223
Net margin (%)		(2.4%)		(3.6%)		0.6%		(0.7%)
EBITDA Margin (%)		2.4%		1.6%		5.0%		4.3%
Adjusted EBITDA Margin (%)		5.6%		5.6%		5.9%		5.1%

(1)
Translated into U.S. dollars for convenience only at the rate of Ps.18.0667 per US$1.00, the exchange rate to pay foreign currency denominated obligations due on March 31, 2026 published by the Mexican Central Bank in the Official Gazette.

The following is an explanation and, as applicable, reconciliations of our Non-IFRS financial measures.

EBITDA Calculations

Our management uses EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin to supplement IFRS measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures. However, you should not consider these measures in isolation, as an alternative to net profit or loss, as an indicator of our operating or financial performance or as an indicator of cash provided by operating activities, or as a substitute for analysis of our results as reported under IFRS, since these measures do not reflect:

•
our cash expenditures, future requirements for capital expenditures or contractual commitments;
•
changes in, or cash requirements for, our working capital needs;
•
our depreciation or amortization;
•
our interest expense; and
•
any cash income taxes we may be required to pay.

Since not all companies use identical calculations for these types of measures, the presentation of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.

We calculate “EBITDA” as net profit (loss) for the period, plus income tax expense, financial costs, net, and total depreciation and amortization. We calculate “EBITDA Margin” for a period by dividing EBITDA for the corresponding period by total revenue for such period. We calculate “Adjusted EBITDA” by excluding non-cash share-based compensation expense from EBITDA and, in 2025, a one-time account receivable write-off. We calculate “Adjusted EBITDA Margin” for a period by dividing Adjusted EBITDA for the corresponding period by total revenue for such period.

Our management believes that EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are useful metrics to measure our operational efficiency and financial soundness relative to other peers, as it excludes the impact of certain accounting and financing decisions.

Set forth below is a reconciliation of EBITDA and Adjusted EBITDA to net (loss) profit for the period.

	As of March 31,				As of December 31,
	2026		2025		2025		2024		2023
	(thousands of Ps. unless indicated otherwise)
Net (loss) profit for the period	Ps.	(558,259)	Ps.	(86,979)	Ps.	(2,839,571)	Ps.	334,422	Ps.	(306,153)
Income tax expense		134,966		112,521		443,751		383,124		205,248
Financial costs – net		404,863		271,873		1,720,590		610,963		894,768
Total depreciation and amortization(1)		572,629		407,695		1,899,144		1,518,599		1,089,095
EBITDA		554,199		705,110		1,223,914		2,847,108		1,882,958
Share-based compensation expense		721,505		213,290		2,930,222		523,143		384,566
Account receivable write-off		-		-		230,151		-		-
Adjusted EBITDA		1,275,704		918,400		4,384,287		3,370,251		2,267,524
Total revenue	Ps.	22,860,346	Ps.	17,131,788	Ps.	78,152,943	Ps.	57,439,019	Ps.	44,078,459
Net margin (%)(2)		(2.4%)		(0.5%)		(3.6%)		0.6%		(0.7%)
EBITDA Margin (%)		2.4%		4.1%		1.6%		5.0%		4.3%
Adjusted EBITDA Margin (%)		5.6%		5.4%		5.6%		5.9%		5.1%
Other financial data
Lease payments(3)		639,042		449,561		2,158,989		1,544,477		1,186,260

(1)
Consistent with lease accounting required under IFRS 16, total depreciation and amortization includes the depreciation expense of right-of-use-asset corresponding to long-term leases, which is a non-cash expense. Such amount, together with the interest expense on lease liabilities, is a proxy for but not equal to the Company’s actual cash expenditure incurred in connection with its leased properties.
(2)
Net margin is calculated as net (loss) profit for the period divided by total revenue.

(3)
Equals the actual cash expenditure of the Company in connection with its leases as reflected in its financial statements.

Key Operating Metrics

In addition, we present the following key operating metrics therein, which we believe serve as measures of our operations.

	As of and for the three months ended March 31, 2026	As of and for the year ended December 31,
		2025	2024	2023
Same Store Sales Growth (%)	16.0%	18.3%	13.4%	17.6%
Inventory Days (days)	20	20	21	21
Payable Days (days)	58	59	63	65

The following are explanations of how we calculate the key operating metrics and target unit economics that we present therein.

Same Store Sales

We measure “Same Store Sales” using revenue from sales of merchandise from stores that were operational for at least the full preceding 12 months for the periods under consideration. When calculating this measure, we exclude stores that were temporarily closed (for one month or more) or permanently closed during the periods in consideration.

We measure Same Store Sales growth by comparing the Same Store Sales of stores that were open during the measurement period. For example, if a store began operations on September 1, 2023, it would not be included in Same Store Sales growth for the years ending December 31, 2023 or 2024. However, such store would be included in Same Store Sales growth for the year ending December 31, 2025. Our calculation of Same Store Sales may differ from Same Store Sales or similar metrics reported by other retailers.

Our management believes that Same Store Sales is a relevant measure of the sales performance of a portfolio of stores that have been operating during the period under consideration. It enables us to assess how our existing stores’ sales over a comparable period are performing year-over-year, excluding the impact of new store openings or closures, allowing us to measure the growth performance attributable to the existing store base.

Inventory Days

We calculate “Inventory Days” to be the average of beginning and end of period inventory balance, divided by cost of sales for the period and multiplied by the number of days during the period. Inventory Days measures the average number of days we keep inventory on hand before selling the product. This operating metric allows us to track our inventory management policies and observe how quickly we are able to rotate inventory, which is key to our cash conversion cycle.

Payable Days

We calculate “Payable Days” to be the sum of the average of beginning and end of period balance of suppliers and accounts payable and accrued expenses, divided by cost of sales for the period and multiplied by the number of days during the period. Payable Days measures the average number of days that it takes us to pay suppliers after receiving goods or services. This metric allows us to track the terms of payment policies with suppliers and our ability to finance our operations through agreements with our suppliers.